UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-39803

Meiwu Technology Company Limited.

(Translation of registrant’s name into English)

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Southern Section, Zhichuang Juzhen Double Creative Park,

Bao’an District, Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

Meiwu Technology Company Limited, formerly known as Wunong Net Technology Co., Ltd., (the “Company”) held its annual meeting of shareholders for its fiscal year ending December 31, 2021 at 10:50 a.m. EST on August 23, 2021 at its principal executive offices in at B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China. Holders of 19,187,845 ordinary shares of the Company were present in person or by proxy at the annual meeting, representing approximately 76.75% of the total 25,000,000 outstanding ordinary shares and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the annual meeting as of the record date of July 27, 2021. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Election of Directors

The following individuals were elected as directors to serve on the Board of Directors (the “Board”) until the annual meeting of shareholders for the year ended December 31, 2021 or until her or his successor is duly elected and qualified.

Director’s Name	For	Against	Withheld
Miaoting Lin	19,174,527	0	13,318
Xinliang Zhang	19,174,057	0	13,788
Xinmei Shi	19,173,678	0	14,167
Jielin Lin	19,172,208	0	15,637
Xiaode Zhang	19,172,778	0	15,067
Yuanqin Li	19,173,158	0	14,687
Xiaoying Mu	19,173,858	0	13,987

2.	Ratification of the selection of Audit Alliance LLP as our independent auditor to audit the financial statements for the fiscal year ending on December 31, 2021.

The selection of Audit Alliance LLP as our independent auditor to audit the financial statements for the fiscal year ending on December 31, 2021 was approved and ratified.

For	Against	Withheld
19,175,559	5,438	6,848

3.	Approval and adoption of the amended and restated memorandum and articles of association to change the company’s name to Meiwu Technology Company Limited

The amended and restated memorandum and articles of association to change the company’s name to Meiwu Technology Company Limited was approved and adopted.

For	Against	Withheld
19,000,089	11,101	18,616

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited.

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: August 23, 2021